UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwritten Public Offering

On August 28, 2026, Kazia Therapeutics Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Leerink Partners LLC and Guggenheim Securities, LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of (i) 2,276,800 American Depositary Shares (the “ADSs”), each ADS representing five hundred (500) ordinary shares of the Company, no par value per share (the “Ordinary Shares”), (ii) pre-funded warrants to purchase up to 303,200 ADSs (the “Pre-Funded Warrants”), (iii) Series A Warrants to purchase up to 2,243,478 ADSs (the “Series A Warrants”) and (iv) Series B Warrants to purchase up to 2,064,000 ADSs (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”; the Pre-Funded Warrants and the Warrants collectively, the “Warrant Securities”), at a combined public offering price of $15.50 per ADS and accompanying Warrants (or $15.4999 per Pre-Funded Warrant and accompanying Warrants, equal to the combined public offering price per ADS and accompanying Warrants less $0.0001). The exercise price of each Series A Warrant is $17.825 per ADS (115% of the public offering price per ADS and accompanying Warrants). The exercise price of each Series B Warrant is $19.375 per ADS (125% of the public offering price per ADS and accompanying Warrants). The exercise price of each Pre-Funded Warrant is $0.0001 per ADS. The purchase price to be paid by the Underwriters to the Company is $14.415 per ADS and accompanying Warrants (or $14.4149 per Pre-Funded Warrant and accompanying Warrants), representing underwriting discounts and commissions of 7% of the gross proceeds of the Offering. BTIG, LLC and Needham & Company, LLC acted as lead managers and Laidlaw & Company (UK) Ltd. acted as co-manager for the Offering. In addition to the foregoing, the underwriters have agreed to assist in soliciting the exercise of the Series A Warrants and Series B Warrants in return for a fee of 7% of the gross proceeds received by the Company upon the cash exercise of such warrants.

The gross proceeds from the Offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company, are expected to be approximately $40 million (with potential additional gross proceeds of up to approximately $40 million from the exercise of the Series A Warrants and up to approximately $40 million from the exercise of the Series B Warrants, in each case before deducting the warrant exercise fee payable to the Underwriters). The Company intends to use the net proceeds from the Offering to fund the ongoing and planned clinical development of paxalisib, including its Phase 1b trial in advanced triple-negative breast cancer and planned expansion into HR+/HER2- breast cancer, colorectal cancer, and early stage high risk TNBC, and for working capital and other general corporate purposes. The Offering is expected to close on or about August 31, 2026, subject to the satisfaction of customary closing conditions.

The ADSs, the Pre-Funded Warrants and the Warrants were offered by the Company pursuant to an effective registration statement on Form F-3 (File No. 333-294392) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective on March 27, 2026, and a related prospectus supplement dated August 28, 2026 filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ADS and will not expire until exercised in full. The Series A Warrants are immediately exercisable and expire upon the earlier of (i) 30 days after the Company publicly announces that at least 12 patients in its Phase 1b trial in advanced stage IV triple-negative breast cancer have achieved a six-month median progression-free survival or (ii) five years from the date of issuance. The Series B Warrants are immediately exercisable and expire upon the earlier of (i) 30 days after the Company publicly announces that at least 12 patients in its planned clinical evaluation of paxalisib in HR+/HER2- breast cancer have achieved a six-month median progression-free survival or (ii) five years from the date of issuance. Each of the Warrants and the Pre-Funded Warrants contain beneficial ownership limitations that restrict the holder from exercising such warrants to the extent that such exercise would result in the holder, together with its affiliates, beneficially owning in excess of a specified percentage of the Company’s outstanding Ordinary Shares.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, indemnification obligations of the Company, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Underwriting Agreement, the Company’s executive officers and directors have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any ADSs or Ordinary Shares or any securities convertible into or exchangeable or exercisable for ADSs or Ordinary Shares for a period of 60 days after the date of the Underwriting Agreement without the prior written consent of the representatives.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of Baker & McKenzie LLP relating to the legality of the securities issued and sold in the Offering is filed herewith as Exhibit 5.1.

On August 27, 2026, the Company issued a press release announcing the proposed Offering. A copy of the launch press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference. On August 28, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the pricing press release is attached as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K and Exhibits 99.1 and 99.2 hereto into the registration statement on Form F-3 of Kazia Therapeutics Limited (File No. 333-294392) (including any prospectuses forming a part of such registration statement) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of the Offering, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the Offering, the exercise of the Warrants and the Pre-Funded Warrants and the receipt of proceeds therefrom, the anticipated extension of the Company’s cash runway into 2029 following completion of the Offering, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT LIST

Exhibit	Description
1.1	Underwriting Agreement
5.1	Opinion of Baker McKenzie.
10.1	Form of Pre-Funded Warrant
10.2	Form of Series A Warrant
10.3	Form of Series B Warrant
23.1	Consent of Baker & McKenzie (included in Exhibit 5.1).
99.1	Launch Press Release of Kazia Therapeutics Limited dated August 27, 2026
99.2	Pricing Press Release of Kazia Therapeutics Limited dated August 28, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name:	John Friend
Title:	Chief Executive Officer

Date:	August 31, 2026

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